Exhibit 99.1

Financial Information

BeiGene, Ltd. (the “Company”) submitted a listing application (the “Listing Application”) for a proposed issue of the Company’s ordinary shares and listing of such shares on the Science and Technology Innovation Board (the “STAR Market”) of the Shanghai Stock Exchange to the Shanghai Stock Exchange, which was prepared in accordance with the listing rules of the STAR Market and the applicable securities laws and regulations of the PRC (the “PRC Securities Laws”). On January 29, 2021, the Shanghai Stock Exchange notified the Company that the Listing Application had been accepted by the Shanghai Stock Exchange, and the Listing Application became available to the public on the website maintained by the Shanghai Stock Exchange.

As required by the PRC Securities Laws, the Listing Application contains historical financial information of the Company that was prepared in accordance with the China Accounting Standards for Business Enterprises – Basic Standard (“CAS”) and other applicable PRC accounting rules, guidance and interpretations, including but not limited to the China Securities Regulatory Commission's Compilation Rule for Information Disclosure by Companies Offering Securities to the Public No. 15 – General Rules for Financial Statement (2014 revised), and Compilation Rule for Information Disclosure by Companies Offering Securities to the Public No. 24-Special Provisions on Information Disclosure in Financial Statements of Pilot Innovative Red-chip Companies on the Sci-Tech Innovation Board (together with CAS, “PRC GAAP”) for the years ended December 31, 2017, 2018 and 2019, and the nine months ended September 30, 2020 (the “Reporting Period”). The key differences between such financial information prepared in accordance with PRC GAAP and those prepared in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”) for the Reporting Period, which was previously filed with the U.S. Securities and Exchange Commission, are summarized as below.

Key Differences between PRC GAAP and U.S. GAAP

Share-based Compensation

Under U.S. GAAP, the Company elects to recognize the share-based compensation expenses using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

Under PRC GAAP, the Company recognizes share-based compensation expense using the accelerated method for all employee equity awards granted with graded vesting.

Excess tax income from the exercise of stock option

Under U.S. GAAP, deferred taxes are calculated based on the cumulative share-based compensation expense recognized in the financial statements and ASC 2016-09 requires all excess tax benefits and tax deficiencies to be recorded as income tax expense or benefit in the statement of operations, rather than in shareholders’ equity.

Under PRC GAAP, deferred taxes are calculated based on the estimated tax deduction determined at each reporting date. If the tax deduction exceeds cumulative compensation cost for an individual award, tax benefits on the excess are credited to shareholders’ equity. If the tax deduction is less than or equal to cumulative compensation cost for an individual award, tax expenses are recorded in the statement of operations.

Withholding income tax and related government grants arising from inter-company equity transactions

Before the adoption of ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, U.S. GAAP requires taxes paid on profits from intercompany sales and transfers of assets to be deferred and prohibits the recognition of deferred taxes for the increases in the tax bases due to an intercompany sale or transfer. The income tax effects of the intercompany sale or transfer of assets are recognized when the assets are sold to a party outside of the consolidated group or otherwise expensed. After the adoption of ASU 2016-16 from January 1, 2018, companies are required to recognize the income tax effects of intercompany sales and transfers of assets other than inventory in the period in which the transfer occurs.

Under PRC GAAP, taxes paid by the transferor on intercompany profits from the transfer of assets within a consolidated group are recognized as tax expense as incurred. PRC GAAP requires the recognition of deferred taxes on temporary differences between the tax bases of assets transferred between entities/tax jurisdictions that remain within the consolidated group.

Such difference only had an impact on the income taxes of the Company in 2017, and no impact in the remaining periods within the Reporting Period.

Leasing

Under U.S. GAAP, as a lessee, the Company recognizes a lease liability based on the present value of the total remaining lease payments, and a corresponding right-of-use assets under U.S. GAAP. The Company subsequently recognizes operating lease expenses on a straight line basis over the lease term.

PRC GAAP requires entities to present interest expenses on the lease liability and depreciation on the right-of-use assets separately in the statements of operations. The combination of a straight-line depreciation of the right-of-use assets and the effective interest rate method applied to the lease liability will result in a higher total charge to profit or loss in the initial years of the leases and decreasing expenses during the latter part of the lease term.

Income taxes in the interim period

Under U.S. GAAP, one overall estimated annual effective tax rate should be used to determine the interim period tax expense or benefit when a company is subject to tax in one or more jurisdictions.

PRC GAAP requires that an entity determine a separate estimated average annual effective income tax rate for each taxing jurisdiction and apply it individually to the interim period pre-tax income of each jurisdiction.

Research and Development Expenses Allocated by Key Products and Other R&D Projects

As required by the PRC Securities Laws, the Listing Application also contains financial information regarding the research and development (“R&D”) expenses allocated by key products and other R&D projects, which was prepared in accordance with PRC GAAP.

The financial information presented in the Listing Application regarding R&D expenses allocated by key products and other R&D projects, prepared in accordance with U.S. GAAP, is presented below. Amounts reported herein are stated in thousands of U.S. dollars.

Pipeline Products/ Projects	Nine Months Ended September 30, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year ended December 31, 2017	Total	Implementation
Zanubrutinib	128,106	171,112	119,362	65,180	483,760	Clinical stage
Tislelizumab	147,753	191,992	127,129	46,224	513,098	Clinical stage
Pamiparib	19,412	41,938	38,325	18,142	117,817	Clinical stage
Other R&D projects	52,682	84,781	61,960	11,183	210,606	Clinical / preclinical stage
R&D collaboration projects	202,998	50,000	89,000	-	341,998	N/A
Subtotal of external R&D expenses	550,951	539,823	435,776	140,729	1,667,279
Subtotal of internal R&D expenses	388,389	387,515	243,229	128,289	1,147,422
Total	939,340	927,338	679,005	269,018	2,814,701

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